Exhibit 99.1

3Q19 Earnings Release November 21st, 2019 investors.stone.co

StoneCo Reports Third Quarter 2019 Financial Results

São Paulo, Brazil, November 21, 2019—StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”), a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels, today reports its financial results for the third quarter of 2019.

To our shareholders:

We reported another quarter of strong performance with continued top line growth and high profitability. I remain very excited to continue to implement our vision of becoming more present in our merchants’ daily activities, helping them to manage their businesses more effectively, become more productive and grow faster.

This quarter we reached a total base of 428,900 active clients and continued the roll-out of our new software, credit and banking solutions. We are looking forward to launching our integrated financial platform in the first quarter of 2020, which will represent an unparalleled combination of a unique financial platform with best-in-class customer service.

Despite our strong growth and expansion, I am pleased that we have continued to maintain our high NPS by staying focused on our client relationships, delivering a differentiated value proposition and providing high quality customer service across the organization. This is always our top priority.

We have also been able to attract many new talented people to join us in our journey through one of the biggest recruiting processes in the country. We completed our 2019 recruiting process with a total of ~109,000 applications from people who wanted to work for Stone, compared to ~29,000 in 2018. We continue to be inspired and humbled by the strong demand of talented people across the country who want to join our mission and be part of our team.

As planned, we continued to invest in our operations during the quarter, but still benefited from improved operating leverage in business compared to the previous quarter, which continues to demonstrate the powerful efficiency and economics of our unique business model. Since we went public one year ago, we have seen a huge improvement in our operations and today we are a much better company. However, our entire team remains driven by our mission and focused on continuing to innovate and make investments to drive future growth.

We remain focused on managing our business towards long term growth and value creation.

Thank you for your continued support,

Thiago Piau, CEO

Operating and Financial Highlights

Total Revenue and Income +62.1% Total Revenue and Income was R$671.1 million, an increase of 62.1% year over year	Net Addition of Active Clients 68.7 K Total Active Clients were 428.9 thousand, an increase of 82.8% year over year, with a record net addition of 68.7 thousand clients in 3Q19
Adjusted Net Income R$ 201.9 MM an increase of 126.0% year over year	Adjusted Net Margin 30.1% an increase of 8.5 percentage points year over year
Net Income R$ 191.3 MM an increase of 111.6% year over year	Net Margin 28.5% an increase of 6.7 percentage points year over year
Total Payment Volume (TPV) R$ 32.6 BN up 49.8% or R$10.9 billion year over year	Take Rate[1] 1.88% comparable to previous quarters, with client lifetime upward revision taking actual take rate to 1.91%

1 According to IFRS 15, subscription revenue is accounted over the expected life of merchants on a linear basis. As part of the annual assessment of assumptions for linearization of subscription revenue, life of merchants was revised upwards, contributing positively 3 bps to 3Q19 take rate of 1.91% compared to 2Q19.

Important Developments for Our Strategy Roadmap in 3Q19

Acquiring, Banking and Credit

In acquiring, we continue to grow fast. We accelerated our net addition of clients, reaching a total base of 428.9 thousand active clients by the end of the third quarter. Our top line grew over 62% year over year despite tougher comps from 3Q18. Finally, we also posted a consistent take rate level in the quarter.

Our performance in the hubs remain strong, with acceleration in the quarterly addition of active clients and TPV compared to last quarter.

Our performance with digital clients and integrated partners also remains solid. However, lower quarter over quarter growth in TPV coming from those clients in 3Q19 compared to 2Q19 contributed to lower incremental TPV for the Company.

Regarding credit, we already provided over R$185.0 million in credit to ~13,400 clients until October 2019, with mid-single digit NPLs and improved customer experience.

In banking, we reached approximately 29,000 open accounts by the end of October, with number of transactions per account going up. We have recently launched our banking platform and prepaid credit card with a national campaign through different media channels.

We continue focused on the integration of acquiring, banking and credit in a single platform in order to provide a more seamless experience to our merchants. Merchants will have access to a complete financial platform, with the same service levels that they had in acquiring alone.

Software

We continue to roll out our software solutions and engage new clients to our base by offering them tools that drive improvement in their businesses. In the third quarter, we had over 100,000 clients with at least one of our software solutions, up organically compared to the over 70,000 clients as of July 2019, with increasing engagement in both our reconciliation and CRM and loyalty solutions.

Partnership with Grupo Globo in the Micromerchant Space

We expect the partnership with Globo (announced on July 30th) to be operational in 1Q20, pending antitrust (CADE) approval. We are very excited with the new solution and brand we are launching and the opportunity to redefine micromerchant business services, as we did for SMBs in Brazil.

Recruiting Program

Recruta, our semiannual recruiting program, received 70,000 applications in 2H19 for a total of almost 110,000 applications in 2019. This continues to show the strength of Stone’s employer brand in the market and our ability to find and engage the most talented people in Brazil.

Operating and Financial Metrics

Table 1: Operating Metrics

Main Operating and Financial Metrics	3Q19	3Q18	Δ	9M19	9M18	Δ
TPV (R$ billions)	32.6	21.8	49.8%	88.9	56.8	56.3%
Active Clients (thousands)	428.9	234.7	82.8%	428.9	234.7	82.8%
Period Net Additions (thousands)	68.7	34.1	101.7%	159.8	103.4	54.5%
Take Rate	1.91%	1.87%	0.04 p.p.	1.87%	1.81%	0.06 p.p.

In 3Q19, we saw continued improvement in our main operating metrics as we continue to invest in our operation.

•

Our Total Active Clients reached 428,900, representing an acceleration of net client additions from 50,500 in 2Q19 to 68,700 in 3Q19. This increase came mostly from SMB clients, as micromerchant additions from the Stone Mais product represented only 4,600 in the quarter, totaling a base of 15,600 micromerchants[2]. When launched, we expect the partnership with Globo will enable us to build a solid business in the micromerchant space.

•

Our Take Rate increased to 1.91% in 3Q19 from 1.85% in 2Q19. In the quarter, we had our take rate increased by 3 bps due to favorable business trends, such as stronger mix of hub clients compared to Digital and Integrated Partner clients. We also had a 3 bp positive impact due to an upward revision of client lifetime assumptions related to our subscription revenue line[3].

2 Measured as clients that have transacted with Stone Mais product at least once in the last 90 days.

3 According to IFRS 15, subscription revenue is accounted over the expected life of merchants on a linear basis. As part of the annual assessment of assumptions for linearization of subscription revenue, life of merchants was revised upwards, contributing positively 3 bps to 3Q19 take rate compared to 2Q19.

Chart 3: Evolution of Take Rate4

•

Total Payment Volume (TPV) was R$32.6 billion, a 49.8% increase year over year, despite an unusually strong 3Q18 comparison, when the company presented 83.7% annual growth. TPV growth came mostly from our hub operation, where we had an acceleration in quarterly TPV addition.

Table 2: Quarterly Statement of Profit or Loss

Statement of Profit or Loss (R$mm)	3Q19	% Rev.	3Q18	% Rev.	Δ %	Δ p.p.
Net revenue from transaction activities and other services	193.9	28.9%	136.1	32.9%	42.5%	(4.0 p.p.)
Net revenue from subscription services and equipment rental	94.2	14.0%	59.2	14.3%	59.2%	(0.3 p.p.)
Financial income	335.1	49.9%	212.4	51.3%	57.7%	(1.4 p.p.)
Other financial income	48.0	7.1%	6.4	1.5%	652.6%	5.6 p.p.
Total revenue and income	671.1	100.0%	414.1	100.0%	62.1%	0.0 p.p.
Cost of services	(112.5)	(16.8%)	(80.7)	(19.5%)	39.4%	2.7 p.p.
Administrative expenses	(71.2)	(10.6%)	(62.1)	(15.0%)	14.6%	4.4 p.p.
Selling expenses	(101.7)	(15.1%)	(50.0)	(12.1%)	103.1%	(3.1 p.p.)
Financial expenses, net	(101.2)	(15.1%)	(83.4)	(20.1%)	21.3%	5.1 p.p.
Other operating expenses, net	(11.4)	(1.7%)	(6.9)	(1.7%)	65.6%	(0.0 p.p.)
Gain on investment in associates	0.9	0.1%	0.1	0.0%	1287.1%	0.1 p.p.
Profit before income taxes	274.0	40.8%	130.9	31.6%	109.3%	9.2 p.p.
Income tax and social contribution	(82.7)	(12.3%)	(40.5)	(9.8%)	104.3%	(2.5 p.p.)
Net income for the period	191.3	28.5%	90.4	21.8%	111.6%	6.7 p.p.
Adjusted Net Income	201.9	30.1%	89.3	21.6%	126.0%	8.5 p.p.

Table 3: Accumulated Statement of Profit or Loss

Statement of Profit or Loss (R$mm)	9M19	% Rev.	9M18	% Rev.	Δ %	Δ p.p.
Net revenue from transaction activities and other services	539.9	30.1%	340.2	32.4%	58.7%	(2.3 p.p.)
Net revenue from subscription services and equipment rental	239.9	13.4%	144.2	13.7%	66.4%	(0.4 p.p.)
Financial income	883.7	49.3%	545.5	52.0%	62.0%	(2.7 p.p.)
Other financial income	129.5	7.2%	20.0	1.9%	549.2%	5.3 p.p.
Total revenue and income	1,793.1	100.0%	1,049.8	100.0%	70.8%	0.0 p.p.
Cost of services	(298.7)	(16.7%)	(221.8)	(21.1%)	34.7%	4.5 p.p.
Administrative expenses	(213.3)	(11.9%)	(179.5)	(17.1%)	18.9%	5.2 p.p.
Selling expenses	(251.6)	(14.0%)	(131.5)	(12.5%)	91.4%	(1.5 p.p.)
Financial expenses, net	(246.6)	(13.8%)	(226.0)	(21.5%)	9.1%	7.8 p.p.
Other operating expenses, net	(55.2)	(3.1%)	(27.7)	(2.6%)	99.3%	(0.4 p.p.)
Gain (loss) on investment in associates	0.3	0.0%	(0.3)	(0.0%)	n.m	0.0 p.p.
Profit before income taxes	728.0	40.6%	263.1	25.1%	176.8%	15.5 p.p.
Income tax and social contribution	(187.8)	(10.5%)	(84.9)	(8.1%)	121.2%	(2.4 p.p.)
Net income for the period	540.2	30.1%	178.2	17.0%	203.2%	13.2 p.p.
Adjusted Net Income	582.1	32.5%	186.9	17.8%	211.4%	14.7 p.p.

4 According to IFRS 15, subscription revenue is accounted over the expected life of merchants on a linear basis. As part of the annual assessment of assumptions for linearization of subscription revenue, life of merchants was revised upwards, contributing positively 3 bps to 3Q19 take rate compared to 2Q19.

Total Revenue and Income

Total Revenue and Income was R$671.1 million in the third quarter of 2019, an increase of 62.1% from R$414.1 million in the third quarter of 2018. Total Revenue and Income growth was driven primarily by the 49.8% increase in TPV combined with a higher take rate.

Net Revenue from Transaction Activities and Other Services

Net Revenue from Transaction Activities and Other Services was R$193.9 million in the third quarter of 2019, an increase of 42.5%, compared with the third quarter of 2018. This increase was primarily due to the R$10.9 billion growth in TPV year over year.

Net Revenue from Subscription Services and Equipment Rental

Net Revenue from Subscription Services and Equipment Rental was R$94.2 million in the third quarter of 2019, 59.2% above the third quarter of 2018. This increase was primarily due to the higher number of SMB Active Clients.

Financial Income

Financial Income was R$335.1 million in the third quarter of 2019, an increase of 57.7% year over year, primarily due to the 49.8% growth in TPV year over year combined with a higher prepayment penetration.

Other Financial Income

Other Financial Income was R$48.0 million in the third quarter of 2019, an increase of R$41.6 million compared with the third quarter of 2018. This increase was mainly due to the interest income from the IPO proceeds on Stone’s cash balance and short-term investments.

Costs and Expenses

Operating Costs and Expenses as a percentage of Total Revenue and Income decreased by 2.8 percentage points on a sequential basis to 42.5%, despite continued investments in our operation in 3Q19.	Chart 6: Operating Leverage* * Includes Cost of Services, Administrative Expenses and Selling Expenses as a percentage of Total Revenue and Income. Quarterly unaudited data.

Cost of Services

Cost of Services was R$112.5 million or 16.8% of Total Revenue and Income in 3Q19. This represented 2.7 percentage points in operating leverage versus 3Q18, mainly due to lower provisions and losses, efficiency gains in human resources and brand fees.

Compared to 2Q19, Cost of Services decreased as a percentage of Total Revenue and Income to 16.8% from 17.2%, mainly due to lower provisions and losses and brand fees.

Administrative Expenses

Administrative Expenses were R$71.2 million in the third quarter of 2019, up 14.6% year over year. As a percentage of Total Revenue and Income, Administrative Expenses were 4.4 percentage points down, as the Company gains positive operating leverage from its personnel and facilities expenses.

Compared with 2Q19, Administrative Expenses decreased by 2.6 percentage point, mainly because of lower third-party services expenses, as well as lower travel expenses as in 2Q19 the Company hosted its annual sales convention.

Selling Expenses

Selling Expenses were R$101.7 million in the quarter, an increase of 103.1% versus 3Q18, mainly due to higher personnel and marketing expenses. Compared with 2Q19, Selling Expenses increased to 15.1% of Total Revenue and Income from 14.9%, as we continued to hire new salespeople and invest in our operation.

Costs and Expenses

Financial Expenses, Net

Financial Expenses, Net were R$101.2 million in the third quarter of 2019, an increase of 21.3%, compared with 3Q18. This increase was mainly due to higher prepayment volumes, which were partly offset by higher use of own cash to fund our prepayment operations. Financial Expenses, Net as a percentage of Financial Income decreased to 30.2% in the third quarter of 2019 compared with 39.3% in the third quarter of 2018. This reduction occurred due to the combination of (i) a higher financial income and (ii) a lower cost of funds due to lower base rate, cheaper funding sources, and use of a higher amount of Company cash to fund prepayment operations.

Financial Expenses, Net as a percentage of Revenue, increased from 13.4% in 2Q19 to 15.1% in 3Q19 mainly due to a higher mix of third-party capital to fund the prepayment business, as the Company takes advantage of attractive funding alternatives.

Other Operating Expenses, Net

Other Operating Expenses, Net were R$11.4 million in the third quarter of 2019, mainly related to the R$11.2 million in share-based compensation expenses from one-time IPO grants. This represents a decrease of R$20.9 million compared with the prior quarter mainly due to the follow-on acceleration of vesting, which happened in 2Q19. These awards are equity classified and the majority are subject to performance conditions.

Profit Before Income Taxes

Profit Before Income Taxes was R$274.0 million in the third quarter of 2019, representing 109.3% growth year over year, with a pre-tax margin of 40.8% compared with 31.6% in the third quarter of 2018. This improvement was mainly related to the increase in Total Revenue and Income in addition to operating leverage in Cost of Services, Administrative Expenses and Financial Expenses.

Income Tax and Social Contribution

During the third quarter of 2019, the Company incurred R$82.7 million in Income Tax and Social Contribution expenses, or a 30.2% effective tax rate, compared with a 30.9% tax rate in 3Q18.

Net Income

Adjusted Net Income was R$201.9 million in the third quarter of 2019, with a margin of 30.1%, compared with R$89.3 million and a margin of 21.6% in the third quarter of 2018. The main factors that contributed to the 126.0% growth in Adjusted Net Income were: (i) increase in Total Revenue and Income, primarily due to higher TPV and take rate; (ii) operating leverage in Cost of Services and Administrative Expenses; and (iii) reduced cost of funds, as the Company switched to cheaper funding and increased the use of Company cash to fund the prepayment operation on a year over year comparison.

Compared to 2Q19, adjusted net margin was 3.0 percentage points lower, explained by lower than usual tax rate in 2Q19, as well as higher financial expenses in 3Q19 as the mix of funding is higher towards third-party capital.

Net Income was R$191.3 million in 3Q19, compared with Net Income of R$90.4 million in 3Q18. Net Margin increased 6.7 percentage points to 28.5% year over year in the third quarter of 2019. This improvement was mainly due to the operating leverage of 4.1 percentage points in the quarter, combined with a reduction of 5.1 percentage points in Financial Expenses, Net, as a percentage of Total Revenue and Income.

Reconciliation of Net Income to Adjusted Net Income

Table 4: Adjusted Net Income Reconciliation (Quarter)

Net Income Bridge (R$mm)	3Q19	% Rev.	3Q18	% Rev.	Δ %	Δ p.p.
Net income for the period	191.3	28.5%	90.4	21.8%	111.6%	6.7 p.p.
Share-based compensation expenses(a)	11.2	1.7%	24.8	6.0%	(54.7%)	(4.3 p.p.)
Amortization of fair value adjustment(b)	4.6	0.7%	2.8	0.7%	61.1%	(0.0 p.p.)
Gain on previously held interest in associate(c)	0.0	0.0%	(21.4)	(5.2%)	(100.0%)	5.2 p.p.
One-time impairment charges(d)	0.0	0.0%	0.0	0.0%	n.a.	0.0 p.p.
Tax effect on adjustments	(5.3)	(0.8%)	(7.3)	(1.8%)	(28.2%)	1.0 p.p.
Adjusted net income	201.9	30.1%	89.3	21.6%	126.0%	8.5 p.p.

Table 5: Accumulated Adjusted Net Income Reconciliation

Net Income Bridge (R$mm)	9M19	% Rev.	9M18	% Rev.	Δ %	Δ p.p.
Net income for the period	540.2	30.1%	178.2	17.0%	203.2%	13.2 p.p.
Share-based compensation expenses(a)	49.7	2.8%	24.8	2.4%	100.3%	0.4 p.p.
Amortization of fair value adjustment(b)	12.6	0.7%	8.3	0.8%	51.3%	(0.1 p.p.)
Gain on previously held interest in associate(c)	0.0	0.0%	(21.4)	(2.0%)	(100.0%)	2.0 p.p.
One-time impairment charges(d)	0.0	0.0%	8.4	0.8%	(100.0%)	(0.8 p.p.)
Tax effect on adjustments	(20.4)	(1.1%)	(11.4)	(1.1%)	79.2%	(0.1 p.p.)
Adjusted net income	582.1	32.5%	186.9	17.8%	211.4%	14.7 p.p.

(a)	Consists of expenses related to the vesting of share-based compensation.
(b)

On intangibles related to acquisitions. Consists of expenses resulting from the amortization of the fair value adjustment on intangible assets and property and equipment as a result of the application of the acquisition method, a significant portion of which relates to the EdB and Equals acquisitions.

(c)	Consists of the gain on re-measurement of our previously held equity interest in Equals to fair value upon the date control was acquired.
(d)

Consists of (i) impairment charges associated with certain processing system intangible assets acquired in the EdB acquisition that we no longer use, in an amount of R$6.4 million in 2Q18, and (ii) impairment associated with improvements made to certain leased office space upon the termination of the lease, in an amount of R$2.0 million for 2Q18.

Cash Flow

Note on the impact of different funding sources in operating and financing cash flows

A natural consequence of TPV growth is the corresponding increase in both Accounts Receivable from Card Issuers and Accounts Payable to Clients. When the Company makes a prepayment to its clients as part of its working capital solutions offering, it reduces accounts payable by the corresponding prepaid amount plus fees earned by providing such prepayment service. In order to fund the prepayment operation, the Company predominantly uses one of the following sources of funding: (i) the sale of its receivables from card issuers to third-party banks or financial institutions, (ii) the issuance of senior quotas by FIDCs to institutional investors, (iii) the issuance of debentures and private loans or (iv) its own capital from capital contributions or cash flows from operations. These funding options lead to different effects on the Company’s statements of balance sheet and cash flows:

Sale of receivables: the true sale of receivables results in the derecognition of Accounts Receivable from Card Issuers. As a result, when a prepayment operation is funded through the true sale of receivables, both Accounts Receivable from Card Issuers and Accounts Payable to Clients are derecognized from the balance sheet in the same amount and the combined effect to the cash flows is a positive operational cash flow equivalent to net fees earned by providing such prepayment service.

Issuance of FIDC[5] senior quotas: when the Company launches a new FIDC in order to raise capital, the amount raised from senior quota holders less structuring and transaction costs will be recognized on its balance sheet as cash and as a liability to senior quota holders. The Company then transfers its receivables from card issuers in its operating subsidiary to the FIDC and uses the cash to fund the prepayment operations. As a result of consolidating the FIDC in the Company’s financial statements, the Accounts Receivable from Card Issuers held by the FIDC remain on its consolidated balance sheet. This set of transactions generates a positive impact on the Company’s cash flows from financing activities in the amount received by the FIDC from senior quota holders less structuring and transaction costs. However, since Accounts Receivable from Card Issuers remains on the balance sheet but the Accounts Payable to Clients are derecognized, these transactions also cause a negative impact on our cash flow from operations.

Debentures and private loans: when the Company issues a debenture or takes a private loan, the effect on the Company’s statements of balance sheet and cash flows is similar to the issuance of FIDC senior quotas.

Deployment of the Company’s capital: when the Company uses its own capital to fund prepayment operations, it does not sell its receivables from card issuers and they remain on its balance sheet. However, its Accounts Payable to Clients are derecognized, and therefore these transactions cause a negative impact on the Company’s cash flow from operations.

5 Receivables Investment Fund (Fundo de Investimento em Direitos Creditórios) is an investment fund legal structure established under Brazilian law designed specifically for investing in credit rights receivables

Cash Flow

Net Cash Provided by Operating Activities

Net Cash Provided by Operating Activities for 3Q19 was R$190.2 million, primarily as a result of:

•

Net Income of R$191.3 million, combined with non-cash expenses consisting primarily of (i) Depreciation and Amortization of R$43.9 million; (ii) Other Financial Costs and Foreign Exchange, net of R$28.4 million and (iii) Deferred Income Tax Expenses of R$22.5 million. The total amount of adjustments to Net Income from non-cash items in the three months ended September 30, 2019 was R$118.3 million.

•	Net cash from changes in working capital, arising from changes in operating assets and liabilities, totaled an outflow of R$119.5 million, principally due to:

i.

a decrease in Accounts Payable to Clients of R$405.3 million; an increase in Trade Accounts Receivable and Other Assets of R$45.5 million; Income Tax Paid in the amount of R$33.7 million and Interest Paid of R$31.0 million;

ii.

The impact of these factors was partially offset by Interest Income Received, Net of Costs of R$304.3 million; a decrease in Accounts Receivable from Card Issuers of R$34.9 million and an increase in Taxes Payable in the amount of R$31.5 million.

Net Cash Provided by Operating Activities for 3Q18 was R$83.0 million, primarily as a result of:

•

Net Income of R$90.4 million, combined with non-cash expenses consisting primarily of (i) Other Financial Costs and Foreign Exchange, Net of R$31.0 million; (ii) Share Based Payments Expense of R$24.8 million; and (iii) Depreciation and Amortization in the amount of R$24.4 million. The total amount of adjustments to Net Income from non-cash items in the three months ended September 30, 2018 was R$56.0 million.

•	Net cash from changes in working capital, arising from changes in operating assets and liabilities, totaled an outflow of R$63.4 million, mainly due to:

iii.	An increase in Accounts Receivable from Card Issuers which led to negative cash flows of R$677.7 million;

iv.

partially offset by an increase in Accounts Payable to Clients of R$427.9 million, Interest Income Received, Net of Costs in the amount of R$139.1 million and an increase in Taxes Payable of R$55.3 million.

Cash Flow

Adjusted Net Cash Provided by Operating Activities

Because of the nature of the prepayment business and dynamics of the sale of receivables in Brazil, Stone management looks at Adjusted Net Cash Provided by/ (Used in) Operating Activities, a non-IFRS metric. This metric excludes three working capital adjustments6 shown in our Consolidated Statement of Cash Flow: (i) changes in Accounts Payable to Clients; (ii) changes in Accounts Receivables from Card Issuers; and (iii) the Interest Income Received, Net of Costs, which is shown separately in our Cash Flow Statement but is directly linked to the change in our Accounts Receivable from Card Issuers and Accounts Payable to Clients in our balance sheet.

Table 6: Adjusted Net Cash Provided by Operating Activities

Adjusted Net Cash Provided by Operating Activities (R$mm)	3Q19	3Q18	9M19	9M18
Net cash provided by (used in) operating activities	190.2	83.0	(1,988.3)	(290.0)
(-) Adjustments in Operating Activities:
Accounts receivable from card issuers	(34.9)	677.7	3,267.9	1,361.1
Accounts payable to clients	405.3	(427.9)	163.9	(395.9)
Interest income received, net of costs	(304.3)	(139.1)	(852.2)	(356.4)
(=) Adjusted net cash provided by operating activities	256.3	193.7	591.3	318.9

In 3Q19 Net Cash Provided by Operating Activities was R$190.2 million. Excluding the effect of changes in Accounts Receivables from Card Issuers of R$34.9 million, changes in Accounts Payable to Clients of R$405.3 million and Interest Income Received, Net of Costs, of R$304.3 million, our Adjusted Net Cash Provided by Operating Activities was R$256.3 million, compared with R$193.7 million in 3Q18.

The R$304.3 million Interest Income Received, Net of Costs, consists of two items: (i) financial income from our prepayment activity, less (ii) financial expenses related to the sale of receivables. The first item has direct influence on the level of Accounts Payable to Clients in our balance sheet; the second item has direct influence on the amount of Accounts Receivables from Card Issuers on our balance sheet.

6 Each “Accounts Payable to Clients” recognized as a liability on our balance sheet is directly linked to an “Accounts Receivable from Card Issuers” recognized as an asset in our balance sheet. Originally, the Company received from issuing banks first, and only then paid its clients, thus having no working capital requirement. When a client opts to be paid early (prepayment), the Company has a working capital requirement. However, the Company has the option itself to sell the receivables from card issuers related to those payables in order to meet such working capital requirements. The combined effect to the cash flows is a positive operational cash flow equivalent to net fees earned by providing such prepayment service. Whenever management opts to fund its prepayment operation with sources other than the sale of its own receivables, Net Cash Provided by/ (Used in) Operating Activities may be affected, as discussed in “Note on the impact of different funding sources in operating and financing cash flows” at the beginning of the Cash Flow section. However, management does not view such decision as translating into higher or lower ability of our business to generate cash operationally.

Cash Flow

Net Cash Provided by (Used in) Investing Activities

Net Cash Used in Investing Activities was R$298.1 million for 3Q19, compared with R$23.1 million of Net Cash Provided by Investing Activities in 3Q18. Net Cash Used in Investing Activities for 3Q19 was primarily driven by (i) Purchases of Property and Equipment of R$197.2 million related mainly to POS purchases, (ii) Acquisition of Short-term Investments, net of R$78.7 million; and (iii) Purchases and Development of Intangible Assets of R$18.0 million. The higher Purchases of Property and Equipment compared to prior quarters is mainly explained by R$102.4 million in advanced payment to suppliers of POS devices due to more favorable commercial terms.

Net Cash Provided by (Used in) Financing Activities

Net Cash Provided by Financing Activities was R$190.3 million for 3Q19, compared with Net Cash Used in Financing Activities of R$80.4 million for 3Q18. Net Cash Provided by Financing Activities for 3Q19 was mainly driven by the R$388.6 million from Proceeds from Borrowings, explained mostly by (i) a Debenture of R$150.0 million (R$250 million already liquidated in 2Q19 for a total of R$400 million) and (ii) a CCB (Cédula de Crédito Bancário) of R$180.0 million. This was partially offset by R$210.2 million in amortization of debt instruments, mainly the maturity of a CCB.

Adjusted Free Cash Flow

The Company defines Adjusted Free Cash Flow, a non-IFRS metric, as Net Cash Provided by/ (Used in) Operating Activities, reduced by Purchases of Property and Equipment, Purchases and Development of Intangible Assets, less the effects from working capital adjustments related to changes in Accounts Receivable from Card Issuers and Accounts Payable to Clients mentioned in the section “Adjusted Net Cash Provided by / (Used in) Operating Activities” above.

The Company generated R$41.1 million of Adjusted Free Cash Flow in 3Q19, compared to R$151.1 million in 3Q18, as shown in the table below.

Table 7: Adjusted Free Cash Flow

Reconciliation of Adjusted Free Cash Flow (R$mm)	3Q19	3Q18	9M19	9M18
Net cash used in operating activities	190.2	83.0	(1,988.3)	(290.0)
(-) Adjustments in Operating Activities:
Accounts receivable from card issuers	(34.9)	677.7	3,267.9	1,361.1
Accounts payable to clients	405.3	(427.9)	163.9	(395.9)
Interest income received, net of costs	(304.3)	(139.1)	(852.2)	(356.4)
Purchases of property and equipment	(197.2)	(32.8)	(314.2)	(125.3)
Purchases and development of intangible assets	(18.0)	(9.8)	(47.7)	(34.1)
Adjusted free cash flow (R$mn)	41.1	151.1	229.5	159.5

The main reason for the decrease in Adjusted Free Cash Flow in 3Q19 compared with 3Q18 was the R$164.4 million higher Purchases of Property and Equipment. As mentioned in the “Net Cash Provided by (Used in) Investing Activities” section above, the company paid in advance a total of R$102.4 million in POS devices due to more favorable commercial terms.

Adjusted Net Cash

Management assesses net liquidity of the Company by Adjusted Net Cash, a non-IFRS metric. It consists of our Cash and Cash Equivalents, plus Short-term Investments and Accounts Receivable from Card Issuers, reduced by Accounts Payable to Clients, Loans and Financing and Obligations to FIDC Senior Quota Holders.

As of September 30, 2019, the Company´s Adjusted Net Cash position was R$4,589.8 million, compared with R$4,480.0 million on December 31, 2018, an increase of R$109.8 million. This increase was related to the R$3,275.7 million higher Adjusted Cash, partially offset by the R$3,165.8 million higher Adjusted Debt. Higher Adjusted Cash was mainly due to an increase of R$3,269.6 million in Accounts Receivable from Card Issuers, and the increase in Adjusted Debt was mainly due to higher Obligations to FIDC Senior Quota Holders of R$1,698.9 million, from a FIDC series raised in the market in 2Q19.

Table 8: Adjusted Net Cash

Adjusted Net Cash (R$mm)	3Q19	4Q18
Cash and cash equivalents	245.1	297.9
Short-term investments	2,829.4	2,770.6
Accounts receivable from card issuers	12,514.2	9,244.6
Adjusted Cash	15,588.8	12,313.1
Accounts payable to clients	(5,718.0)	(4,996.1)
Loans and financing	(1,507.5)	(762.5)
Obligations to FIDC senior quota holders	(3,773.5)	(2,074.6)
Adjusted Debt	(10,999.0)	(7,833.1)
Adjusted Net Cash	4,589.8	4,480.0

Other Information

Conference Call

Stone will discuss its third quarter financial results during a teleconference today, November 21, 2019, at 5:00 PM ET / 7:00 PM BRT. The conference call can be accessed at +1 (412) 317 6346 or +1 (844) 204 8586 (US), or +55 (11) 3181 8565 (Brazil), or +44 (20) 3795 9972 (UK).

The call will also be broadcast simultaneously on Stone’s Investor Relations website at https://investors.stone.co/. Following the completion of the call, a recorded replay of the webcast will be available on Stone’s Investor Relations website at https://investors.stone.co/.

About Stone Co.

Stone Co. is a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Investor Contact

Investor Relations

investors@stone.com.br

Other Information

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circum- stances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

About Non-IFRS Financial Measures

To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Stone also presents the following non-IFRS measures of financial performance: Adjusted Net Income, Adjusted Net Cash Provided by / (Used in) Operating Activities, Adjusted Free Cash Flow and Adjusted Net Cash / (Debt).

A “non-IFRS financial measure” refers to a numerical measure of Stone’s historical or future financial performance or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Stone’s financial statements. Stone provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered in conjunction with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Stone’s performance to that of other companies.

Stone has presented Adjusted Net Income to eliminate the effect of items from Net Income that it does not consider indicative of its core business performance within the period presented. Stone defines Adjusted Net Income as Net Income (Loss) for the Period, adjusted for (1) non-cash expenses related to the grant of share-based compensation and the fair value (mark-to-market) adjustment for share-based compensation classified as a liability, (2) amortization of intangibles related to acquisitions, (3) one-time impairment charges, (4) one-off gains and (5) tax expense relating to the foregoing adjustments

Stone has presented Adjusted Free Cash Flow metric, which has limitations as it omits certain components of the overall Cash Flow Statement and does not represent the residual cash flow available for discretionary expenditures. For example, this metric does not incorporate the portion of payments representing principal reductions of debt or cash payments for business acquisitions. Therefore, the Company believes it is important to view Free Cash Flows measures only as a complement to our entire consolidated Statements of Cash Flows.

Stone has presented Adjusted Net Cash metric in order to adjust its Net Cash / (Debt) by the balances of Accounts Receivable from Card Issuers and Accounts Payable to Clients, since these lines vary according to the Company’s funding source together with the lines of (i) Cash and Cash Equivalents, (ii) Short-term Investments, and (iii) Debt balances, due to the nature of Stone’s business and prepayment operation.

Unaudited Consolidated Statement of Profit or Loss

Table 9: Unaudited Consolidated Statement of Profit or Loss

Statement of Profit or Loss (R$mm)	3Q19	3Q18	9M19	9M18
Net revenue from transaction activities and other services	193.9	136.1	539.9	340.2
Net revenue from subscription services and equipment rental	94.2	59.2	239.9	144.2
Financial income	335.1	212.4	883.7	545.5
Other financial income	48.0	6.4	129.5	20.0
Total revenue and income	671.1	414.1	1,793.1	1,049.8
Cost of services	(112.5)	(80.7)	(298.7)	(221.8)
Administrative expenses	(71.2)	(62.1)	(213.3)	(179.5)
Selling expenses	(101.7)	(50.0)	(251.6)	(131.5)
Financial expenses, net	(101.2)	(83.4)	(246.6)	(226.0)
Other operating expenses, net	(11.4)	(6.9)	(55.2)	(27.7)
Gain (loss) on investment in associates	0.9	0.1	0.3	(0.3)
Profit before income taxes	274.0	130.9	728.0	263.1
Income tax and social contribution	(82.7)	(40.5)	(187.8)	(84.9)
Net income for the period	191.3	90.4	540.2	178.2

Unaudited Consolidated Balance Sheet Statement

Table 10: Unaudited Consolidated Balance Sheet Statement

Balance Sheet (R$mm)	31-Sep-19	31-Dec-18
Assets
Current assets	15,889.2	12,437.8
Cash and cash equivalents	245.1	297.9
Short-term investments	2,829.4	2,770.6
Accounts receivable from card issuers	12,514.2	9,244.6
Trade accounts receivable	81.3	44.6
Recoverable taxes	67.3	56.9
Prepaid expenses	21.5	15.1
Derivative financial instruments	1.0	1.2
Other assets	129.2	6.9
Non-current assets	1,127.6	855.4
Receivables from related parties	7.7	8.1
Deferred income tax assets	240.4	262.7
Other assets	11.7	8.5
Investment in associate	21.7	2.2
Property and equipment	478.9	266.3
Intangible assets	367.2	307.7

Total Assets	17,016.7	13,293.2

Liabilities and equity
Current liabilities	8,767.7	6,054.8
Accounts payable to clients	5,718.0	4,996.1
Trade accounts payable	92.0	117.8
Loans and financing	1,036.1	761.1
Obligations to FIDC senior quota holders	1,740.5	16.6
Labor and social security liabilities	120.7	96.7
Taxes payable	40.0	51.6
Derivative financial instruments	0.4	0.6
Other accounts payable	20.1	14.2
Non-current liabilities	2,613.9	2,145.5
Loans and financing	471.5	1.4
Obligations to FIDC senior quota holders	2,033.0	2,057.9
Deferred income tax liabilities	100.5	80.2
Provision for contingencies	3.8	1.2
Other accounts payable	5.2	4.7
Total liabilities	11,381.6	8,200.2
Equity attributable to owners of the parent	5,635.5	5,093.3
Issued capital	0.1	0.1
Capital reserve	5,375.0	5,351.9
Other comprehensive income	(77.6)	(56.3)
Retained earnings	338.0	(202.3)
Non-controlling interests	(0.4)	(0.3)
Total equity	5,635.1	5,093.0

Total liabilities and equity	17,016.7	13,293.2

Unaudited Consolidated Statement of Cash Flows

Table 11: Unaudited Consolidated Statement of Cash Flows

Cash Flow (R$mm)	3Q19	3Q18	9M19	9M18
Net income for the period	191.3	90.4	540.2	178.2
Adjustments on Net Income:
Depreciation and amortization	43.9	24.4	107.7	64.5
Deferred income tax expenses	22.5	(14.1)	53.0	(19.3)
Loss (gain) on investment in associates	(0.9)	(0.1)	(0.3)	0.3
Other financial costs and foreign exchange, net	28.4	31.0	55.7	103.0
Provision for contingencies	0.5	0.1	2.2	0.4
Share based payments expense	6.1	24.8	23.1	24.8
Allowance for doubtful accounts	6.6	6.7	26.8	15.7
Loss on disposal of property, equipment and intangible assets	3.6	4.5	6.4	23.4
Onerous contract	0.0	0.0	0.0	(0.4)
Fair value adjustment in derivatives	7.6	0.0	(0.0)	0.0
Remeasurement of previously held interest in subsidiary acquired	0.0	(21.4)	0.0	(21.4)
Working capital adjustments:
Accounts receivable from card issuers	34.9	(677.7)	(3,267.9)	(1,361.1)
Receivables from related parties	0.9	1.3	3.9	0.3
Recoverable taxes	4.9	(7.9)	(54.5)	(67.0)
Prepaid expenses	1.1	(10.5)	(6.4)	(16.4)
Trade accounts receivable and other assets	(45.5)	(11.3)	(85.6)	(34.4)
Accounts payable to clients	(405.3)	427.9	(163.9)	395.9
Taxes payable	31.5	55.3	159.2	106.5
Labor and social security liabilities	15.6	18.7	24.0	46.0
Provision for contingencies	0.3	(0.0)	0.4	(0.0)
Other Liabilities	2.5	15.8	(20.2)	22.4
Interest paid	(31.0)	(1.4)	(117.6)	(77.0)
Interest income received, net of costs	304.3	139.1	852.2	356.4
Income tax paid	(33.7)	(12.8)	(126.6)	(30.6)
Net cash provided by (used in) operating activity	190.2	83.0	(1,988.3)	(290.0)
Investing activities
Purchases of property and equipment	(197.2)	(32.8)	(314.2)	(125.3)
Purchases and development of intangible assets	(18.0)	(9.8)	(47.7)	(34.1)
Acquisition of subsidiary, net of cash acquired	0.0	(2.9)	0.0	(2.9)
Proceeds from (acquisition of) short term investments, net	(78.7)	66.6	59.8	59.3
Proceeds from the disposal of non-current assets	0.1	3.2	1.0	4.3
Acquisition of interest in associates	(4.4)	(1.1)	(11.5)	(1.5)
Net cash provided by (used in) investing activities	(298.1)	23.1	(312.5)	(100.2)
Financing activities
Proceeds from borrowings	388.6	0.0	838.6	0.0
Payment of borrowings	(210.2)	(0.3)	(211.6)	(0.8)
Proceeds from FIDC senior quota holders	20.0	10.0	1,640.0	10.0
Payment of finance leases	(7.9)	(3.7)	(19.3)	(9.0)
Capital increase	0.0	0.0	0.0	3.2
Repurchase of shares	0.0	(63.2)	0.0	(63.2)
Acquisition of non-controlling interests	(0.2)	(23.2)	(0.7)	(23.2)
Net cash provided by (used in) financing activities	190.3	(80.4)	2,247.1	(83.0)
Effect of foreign exchange on cash and cash equivalents	2.1	4.9	0.9	4.8
Change in cash and cash equivalents	84.5	30.7	(52.8)	(468.4)
Cash and cash equivalents at beginning of period	160.6	142.9	297.9	642.0
Cash and cash equivalents at end of period	245.1	173.6	245.1	173.6